

November 16, 2010

Ms. Kathleen S. Dvorak, Chief Financial Officer
Richardson Electronics, Ltd.
40W267 Keslinger Road, P.O. Box 393
LaFox, Illinois 60147-0393

      Re: **Richardson Electronics, Ltd.**
               Form 10-K for the Fiscal Year Ended May 29, 2010
               Filed July 22, 2010
               File No. 0-12906

Dear Ms. Dvorak:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended May 29, 2010

Notes to Consolidated Financial Statements, page 32

Note 3 – Significant Accounting Policies, page 32

1.   We note your disclosure of litigation in Note 12. Revise future filings to disclose your accounting policy for recording and disclosing probable and reasonably possible loss contingencies.

Inventories, page 33

2.   We note your charges to expense for inventory write-downs. We further note your related risk factors and management discussion. If material, disclose in future filings the

risks and uncertainties from any reasonably possible inventory write-downs expected in the next 12 months from your inventory held at year-end. Refer to paragraph 275-10-50-8 of the FASB Accounting Standards Codification and the related example at paragraphs 330-10-55-8 through 330-10-55-13 of the FASB Accounting Standards Codification.

Revenue Recognition, page 36

3.   We note your disclosures here regarding multiple element arrangements. Please revise future filings to describe the nature of your multiple element arrangements, including a description of each unit of accounting in the arrangements. Expand your policy disclosure to explain why basing the revenue recognition on the predominant item in the transaction is appropriate and consistent with the guidance in paragraph 605-25-25-2(c) of the FASB Accounting Standards Codification.

Note 11 – Segment and Geographic Information, page 51

4.   Disclose in future filings the amount of revenues from external customers attributed to individual foreign countries, if material. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification.

Note 12 – Litigation, page 53

5.   Please explain to us how your disclosures here comply with paragraph 450-20-50-3 of the FASB Accounting Standards Codification. Alternatively, revise future filings as appropriate to comply.

Evaluation of Disclosure Controls and Procedures, page 57

6.   You have disclosed that disclosure controls and procedures are intended to provide reasonable assurance of meeting their objectives. In future filings, please revise your conclusion to say, if true, that such controls are effective at the reasonable assurance level. Refer to Section II.F.4 of Financial Release 33-8238 on our website at http://www.sec.gov/rules/final/33-8238.htm.

Form 10-Q for the Quarter Ended August 28, 2010

Notes to Unaudited Condensed Consolidated Financial Statements, page 6

Note 6 – Income Taxes, page 8

7.   We note your disclosure that the effective rate for the period included the use of net operation losses that had a valuation allowance. Please clarify for us how your estimated effective tax rate for the year used for purposes of your interim period income tax

provision considers the guidance of paragraph 740-270-30-11 of the FASB Accounting Standards Codification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief